[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
March 5, 2024
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Juan Grana; Abby Adams

Re:	Solventum Corporation
Registration Statement on Form 10-12B
Filed February 20, 2024
File No. 001-41968
Dear Mr. Grana and Ms. Adams:
On behalf of our client, Solventum Corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 to the Registration Statement on Form 10-12B for the Company’s common stock (the “Amended Registration Statement”), together with exhibits.
The Amended Registration Statement reflects the responses of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated March 1, 2024 (the “Comment Letter”), and the inclusion of certain other information. Certain capitalized terms set forth in this letter are defined in the Amended Registration Statement. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 to the Amended Registration Statement.
For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses.
Registration Statement on Form 10-12B Filed February 20, 2024
Exhibit 99.1 Information Statement of Registrant
Certain Relationships and Related Party Transactions
Agreements with 3M, page 236
1.We note your revisions in response to comment 12 issued in our March 15, 2023 letter. Please revise to clarify which “form of” related party agreements in your Exhibits Index will be replaced with final, signed agreements prior to your Form 10 going effective. Please also revise to further disclose the financial terms of each of the agreements you intend to enter into prior to going effective. As an example, we note on page 241 that under the Transition Services Agreement, the service recipient will generally be required to pay a fixed monthly service fee. We also note

U.S. Securities and Exchange Commission
March 5, 2024
that a request for a one-year extension may not be unreasonably withheld and “such extensions are subject to escalated service fees.” Revise to disclose the terms of this fixed monthly service fee and to further discuss these “escalated service fees”.
Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 242 and 247-249.
2.We note your revisions in response to comment 1 and reissue in part. Please revise to disclose any termination provisions in connection with the Intellectual Property Cross License Agreement. Please also define “qualifying third-party supplier” on page 246.
Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 250 and 253.
Description of Material Indebtedness, page 252
3.We note your disclosure that you intend to use the proceeds of the Credit Facilities “for general corporate purposes, including, in respect of the Term Facilities, to make direct and/or indirect cash transfers to 3M as partial consideration for 3M’s transfer of the Health Care Business to the Company.” Please revise to further discuss the consideration that will be paid to 3M, including to note that you will retain $600 million in cash and cash equivalents following any such payment.
Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 29, 73, 78-79, 87, 89 and 258-259.
Financial Statements
Note 11. Commitments and Contingencies, page F-29
4.We note that your financial statements for the period ended September 30, 2023 included disclosures regarding a compliance matter which led to an internal investigation to determine whether there was a violation of the U.S. Foreign Corrupt Practices Act.  We note that you were previously in discussions related to a potential resolution.  Please help us understand what led you to determine that disclosures should no longer be provided pursuant to ASC 450 including disclosures related to a resolution, if applicable.
Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s determination that disclosures relating to this matter were no longer required pursuant to ASC 450 was based on the following factors, as previously assessed by the Company’s management in connection with preparing and filing the Company’s year-end 2023 financial statements:
•the matter was fully resolved in the third quarter of 2023, for a settlement amount of $6.5 million, through a voluntary settlement entered into between 3M and the SEC, and with the DOJ closing its investigation with no action taken;

U.S. Securities and Exchange Commission
March 5, 2024
•no loss contingency is required to be accrued, as no additional loss or payment is probable; and
•the financial impact of the resolution was not material to the Company’s 2023 annual financial statements, based on a materiality assessment including the following considerations:
◦the matter was not quantitatively material to the Company’s financial statements (based on the amount of the final payment);
◦the matter was fully closed by all parties; and
◦the matter was not qualitatively material, as no actions beyond the previously disclosed, immaterial payment were required to be taken.
Prior to the resolution of the matter in the third quarter of 2023, the Company had determined that disclosure of the pending matter was appropriate, as prior to resolution it was not possible for the Company to make a definitive conclusion that the matter was not material.  The Company further determined to disclose the resolution of the matter in its third quarter 2023 financial statements as the 2022 annual financial statements had disclosed the matter and the interim financial statements are intended to be read with those financial statements.  Once the resolution became known, and management determined that the matter was both quantitatively and qualitatively immaterial, the Company concluded that disclosure under ASC 450 was not required as the matter was not material in relation to the 2023 annual financial statements, in accordance with ASC 270-10-50-6.
However, although the Company’s management continues to believe that the matter as resolved is not material and does not require disclosure under ASC 450, in response to the Staff’s comment, the Company has elected to disclose the matter and its resolution on page F-32 in order to clarify that the matter was resolved.
Appendix A to Executive Compensation: Supplemental Consolidated Statement of Income Information, page F-37
5.Please tell us what consideration was given to also updating this financial information for the year ended December 31, 2023..
Response:  In response to the Staff’s comment, the Company has revised Appendix A to reflect the year ended December 21, 2023.
* * * * *

U.S. Securities and Exchange Commission
March 5, 2024
If you have any questions concerning the Amended Registration Statement or require any additional information in connection with the filing of the Amended Registration Statement, please do not hesitate to contact the undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Marcela Kirberger, Solventum Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz